UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of August, 2009
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑  Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐  No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA (Registrant)
Date August 19, 2009	By	/s/ Heri Supriadi
(Signature)
Heri Supriadi VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No.138/PR000/COM-10/2009
TELKOM THROUGH ITS SUBSIDIARY MITRATEL
ACQUIRE INDONESIANTOWER
Jakarta, 19 August 2009 — Perusahaan Perseroan (Persero) PT. Telekomunikasi Indonesia, Tbk. (“TELKOM” or the “Company”) hereby announced that PT Dayamitra Telekomunikasi (“Mitratel”), a subsidiary of TELKOM has entered into a conditional agreement with the shareholders of PT Solusindo Kreasi Pratama (“indonesiantower”) and indonesiantower itself, to acquire a majority stake up to 80% of the shares of indonesiantower, subject to the satisfaction of certain conditions precedent and final adjustments.
indonesiantower is the pioneer in the tower industry in Indonesia and is one of the leading independent tower companies with more than 800 towers across Indonesia. In 2008, indonesiantower has grown its customer base to more than 1,400 tenants throughout Indonesia with earning approximately Rp.300 billion..
Rinaldi Firmansyah, President Director of TELKOM stated that: “We believe towers are strategic infrastructure for ICT companies such as TELKOM and this acquisition will strengthen TELKOMGroup’s position in the industry.”
Bambang Subagyo, President Director of Mitratel added that: “indonesiantower will strengthen Mitratel with an experienced management team as well as long term relationships with all the major mobile operators in Indonesia. This acquisition is inline with Mitratel’s goal to become the leading tower company in Indonesia.”
Over the coming months, Mitratel, the indonesiantower and it’s shareholders will work closely to satisfy the conditions precedent agreed in the Conditional Agreement in order to be able to complete the transaction.
For this acquisition, Mitratel is supported by HSBC as financial adviser and Melli Darsa & Co as legal adviser.
HERI SUPRIADI
Acting Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations / Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk

Tel:	62-21-5215109
Fax:	62-21-5220500
Email:	investor@telkom.co.id
Website:	www.telkom-indonesia.com
PT Telekomunikasi Indonesia, Tbk
PT Telekomunikasi Indonesia, Tbk (“TELKOM”) is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary, Telkomsel, is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provided a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM), and its American Depository shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchage (LSE:TKIA).
PT Dayamitra Telekomunikasi
PT Dayamitra Telekomunikasi (“Mitratel”) is a subsidiary of Telkom with its main business in telecommunications infrastructure support.
PT Solusindo Kreasi Pratama
PT Solusindo Kreasi Pratama (“Indonesiantower”) is a leading telecommunication tower company in Indonesia. Indonesiantower provides towers and indoor repeater stations to telecommunication operators.